____________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________

FORM 11-K
____________________________________________________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number:  001-33002
____________________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L-1 IDENTITY SOLUTIONS, INC.
177 Broad Street
Stamford, Connecticut 06901
____________________________________________________________________

L-1 IDENTITY SOLUTIONS, INC.

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN (the “Plan”)

YEAR ENDED DECEMBER 31, 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
L-1 Identity Solutions, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the L-1 Identity Solutions, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Board of Directors of L-1 Identity Solutions, Inc., the Plan's sponsor, voted on October 28, 2008, to merge the McClendon, LLC 401(k) Plan and the Advanced Concepts, Inc. 401(k) Plan into the Plan effective January 2, 2009 and April 1, 2009, respectively.  All plan assets were transferred to the Plan on the respective effective dates.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Stamford, Connecticut
June 28, 2010

L-1 Identity Solutions, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
Assets	2009	2008

Investments, at fair value (Notes 2, 3, 4 and 5)
Mutual funds	$64,094,616	$24,608,426
Common/collective trusts	8,668,903	5,522,529
Participant loans	1,658,765	918,033
Total investments	74,422,284	31,048,988

Receivables:
Employer contributions	344,934	186,353
Participant contributions	239,900	69,894
Total receivables	584,834	256,247

Net Assets Available for Benefits, at Fair Value	75,007,118	31,305,235

Adjustment from fair value to contract value for interest in
common/collective trusts relating to fully benefit-responsive investment contracts	136,028	244,781

Net Assets Available for Benefits	$75,143,146	$31,550,016

See Notes to Financial Statements.

L-1 Identity Solutions, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

December 31, 2009
Additions to net assets attributed to:
Investment income:
Net appreciation of investments (Note 2)	$13,396,639
Interest and dividend income	1,291,474
Total investment income	14,688,113

Contributions:
Employees	8,324,998
Employer	3,889,845
Rollovers	917,286
Total contributions	13,132,129

Transfer of net assets from merged plans (Note 1)	20,969,068

Total additions	48,789,310

Deductions from net assets attributed to:
Benefits paid to participants	5,141,850
Administrative expenses	54,330
Total deductions	5,196,180

Net Increase	43,593,130

Net assets available for benefits:
Beginning of year	31,550,016

End of year	$75,143,146

See Notes to Financial Statements.

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following description of the L-1 Identity Solutions, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement and Summary Plan Description for a more complete description of the Plan's provisions.

General and Eligibility : The Plan is a defined contribution plan covering substantially all employees, excluding leased employees, of L-1 Identity Solutions, Inc. (the "Company"). Eligible employees of the Company over age 21 may join the Plan commencing on the first day of the month coinciding with or next following the date on which such Plan requirements are satisfied. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 2, 2009, the McClendon, LLC 401(k) Plan was merged into the Plan.  Effective April 1, 2009, the Advanced Concepts 401(k) Plan was merged into the Plan.

Contributions: Participants may contribute a percentage of eligible compensation to the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants who have attained age 50 before the end of a calendar year may elect to defer additional amounts (called “catch-up contributions”) to the Plan as of January 1st of that year. The additional amounts may be deferred regardless of any other limitations on the amount that these participants defer to the Plan. The maximum catch-up contribution that can be made in 2009 is $5,500.

The Company may make a discretionary matching contribution, to be determined annually based on a percentage of the employees’ pretax contributions, but subject to a maximum 4% (5% maximum for Advanced Concepts, Inc. employees) of the employees’ eligible compensation contributed to the Plan. The Company made matching contributions in units of the Unitized L-1 Stock Fund. The Company may also make discretionary profit sharing contributions, of which there were none during the year ended December 31, 2009. Contributions were subject to certain limitations.

Participant Accounts : Each participant's account is credited with the participant's contribution, the Company matching contributions (if any), and allocations of Plan earnings and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options : Participants may direct contributions to mutual funds or other investment options chosen by the Company. Participants may change their investment options at any time.

Vesting : Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants' accounts, with respect to the employer's contributions, vest based on the Division in which they are employed. Employer contributions vest ratably over time, ranging from immediate vesting to graded vesting of 25% after one year of employment to 100% after four years of employment.

Forfeitures : Non-vested forfeitures may be used to pay employer contributions. Forfeitures available to offset against employer contributions are $263,440 and $189,441 at December 31, 2009 and 2008, respectively. During 2009 and 2008, $14,873 and $76,282, respectively, of forfeitures were used to reduce employer contributions and pay certain administrative expenses.

Unitized L-1 Stock Fund : In April 2008, the Plan introduced the Unitized L-1 Stock Fund (the “Fund”) and the majority of the fund is comprised of L-1 Company Stock and the rest is invested in a short-term investment fund (“STIF”). The STIF component allows participants to execute daily transactions into and out of the Fund. Participants transact at the net asset value (“NAV”) of the Fund, rather than the stock price, and receive “units” of the participation rather than shares. These units can be converted to share equivalents and allow processing similar to holding actual shares of L-1 common stock for receipts of dividends, proxy voting and in-kind withdrawals. There is a per share commission that is reflected in the Net Asset Value of the L-1 Stock Fund. The Fund absorbs the commission charge. Additionally, there are no restrictions to sell units of the L-1 Stock Fund except as required by Federal Securities Laws or by Company policies.

Payment of Benefits : Under the Plan, withdrawals may be made from the participant's account for in-service distributions and hardship. An in-service distribution is allowed if an active participant has reached the age of 59 1/2. Hardship withdrawals are allowed if certain criteria are met. If a participant terminates service, the entire amount in his or her salary deferral account and the vested portion of his or her employer account may be distributed or rolled over in the form of a lump-sum payment or distributed in installment payments, as directed by the participant, if the account balance exceeds $5,000, otherwise, the vested portion will be distributed in a lump-sum payment. If continuous service is terminated by death, disability, or retirement, the entire balance is distributed in the form of a lump-sum payment.

Benefits are recorded when paid.

Participant Loans : Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years or, if a participant requests a loan for the acquisition of a principal residence, the loan may have a term of up to thirty years. The loans are secured by the vested balance in the participants’ accounts and bear interest at rates ranging from 4.25% to 10.25% which represent fixed rates determined by the Plan Administrator based upon the prevailing interest rates charged by persons in the business of lending money for loans. Principal and interest is paid ratably through payroll deductions. In the case of termination of employment, the entire outstanding loan balance is immediately due and payable.

Termination of the Plan : Although it has not expressed any intent to do so, the Company has the right to alter, amend or terminate the Plan by action of its Board of Directors, subject to the provisions of ERISA. In the event of termination, each participant will automatically become 100% vested in his or her account balance and distributions shall be made in accordance with the provisions of the Plan.

Administrative Expenses : Certain administrative expenses of the Plan are paid directly by the Company.

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates : The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements : The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009.  At that date, the ASC became FASB’s official source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entitles, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature.  The FASB also issues Accounting Standards Updates (ASU).  An ASU communicates amendments to the ASC.  An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In 2009, FASB Staff position 157-4, “Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP)”, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The provisions of this guidance are effective for periods ending after June 15, 2009.  The adoption of this guidance did not impact the Plan's financial statements.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent).” This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment entity calculates net asset value per share, but does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  The guidance is effective for periods ending after December 15, 2009.

The FASB issued new guidance on accounting for uncertainty in income taxes.  The Plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and has no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision for income taxes has been included in the financial statements.

In 2009, the FASB issued ASC 855, “Subsequent Events,” which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.  See Note 9 for further information on subsequent events.

New Accounting Standards to Be Adopted :  In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASU No. 2010-06),” which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact ASU No. 2010-06 will have on its financial statements.

Investment Valuation and Income Recognition : Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized gains and losses on sales during the year and current year changes in unrealized gains or losses based on the fair value of investments held at year end.

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, “Fair Value Measurements and Disclosures,” provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•
Level 2 — Inputs to the valuation methodology include (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in inactive markets; (iii) inputs other than quoted prices that are observable for the asset or liability; (iv) inputs that are derived principally from or corroborated by observable (from sources independent of the reporting entity) market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset of liability.

•	Level 3 — Inputs to the valuation methodology are unobservable (best information available, which might include the entity’s own data) and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that it significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use on unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds — Investments in publicly traded mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Investments in the Unitized L-1 Stock Fund are valued based on cash held in the account plus the ending quoted closing price of the common stock of L-1 Identity Solutions, Inc. that is held by the account on the last day of the Plan year and is classified within level 2 of the valuation hierarchy.

Common/Collective Trusts — The common/collective trust accounts are stated at fair value ($1/share) as reported by the Plan’s trustee. Units in a common/collective trust account are not traded on securities exchanges but are redeemable only by the issuer. The value of the Plan’s investments in common/collective trusts represent the value of the Plan’s interests in the overall value of the common/collective trusts and are classified within level 3 of the valuation hierarchy.

Loans to Participants — Loans to plan participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. INVESTMENTS

Except for its investment in common/collective trusts, the Plan’s investments are held in shares of mutual funds. The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.
	December 31,
	2009	2008
Investments, at fair value:
Managed Income Portfolio	$7,318,124	$3,519,594
PIMCO Total Return Fund Administrative Class	5,908,494	3,104,879
L-1 Stock Fund	5,581,400	1,774,681
Fidelity International Discovery Fund	5,045,767	* 1,478,136
Victory Special Value Fund Class A	4,734,957	1,863,846
Wells Fargo Advantage Small Cap Value Fund	4,341,003	1,646,521
American Funds Growth Fund of America Class R4	4,306,358	2,059,556
Fidelity Fund	3,941,928	1,722,226
Fidelity Stable Value Fund	* 1,350,779	2,002,935
Other investments	31,893,474	11,876,614
Total investments	$74,422,284	$31,048,988
Fidelity represents parties-in-interest to the Plan.

*  Represents less than 5% of net assets available for plan benefits as of this date.

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $13,396,639, as follows:

Class of Investments	2009

Mutual funds	$12,633,813
L-1 Stock Fund	762,826

Total	$13,396,639

3. FAIR VALUE MEASUREMENTS

See “Investment Valuation” in Note 1 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. Below are the Plan’s financial instruments carried at fair value on a recurring basis, by the fair value hierarchy levels described in Note 1.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
Managed Income Portfolio	$-	$7,318,124	$-	$7,318,124
Fidelity Stable Value Fund	-	1,350,779	-	1,350,779
Mutual Funds:
PIMCO Total Return Fund Administrative Class	5,908,494	-	-	5,908,494
L-1 Stock Fund	-	5,581,400	-	5,581,400
Fidelity International Discovery Fund	5,045,767	-	-	5,045,767
Victory Special Value Fund Class A	4,734,957	-	-	4,734,957
Wells Fargo Advantage Small Cap Value Fund	4,341,003	-	-	4,341,003
American Funds Growth Fund of America Class R4	4,306,358	-	-	4,306,358
Fidelity Fund	3,941,928	-	-	3,941,928
Spartan 500 Index Fund Investor Class	3,358,811	-	-	3,358,811
Allianz NFJ Dividend Value Fund Administrative Class	2,891,114	-	-	2,891,114
Fidelity Contra fund	2,822,799	-	-	2,822,799
Fidelity Emerging Markets Fund	2,710,994	-	-	2,710,994
Fidelity Freedom 2015 Fund	2,186,874	-	-	2,186,874
Fidelity Freedom 2020 Fund	1,999,189	-	-	1,999,189
Fidelity Freedom 2025 Fund	1,711,715	-	-	1,711,715
Fidelity Freedom 2030 Fund	1,669,071	-	-	1,669,071
Fidelity Select Energy Portfolio	1,454,508	-	-	1,454,508
Fidelity Freedom 2040 Fund	1,210,537	-	-	1,210,537
Fidelity Freedom 2035 Fund	1,152,899	-	-	1,152,899
PIMCO Real Return Fund Administrative Class	1,081,878	-	-	1,081,878
Fidelity Capital & Income Fund	1,007,419	-	-	1,007,419
Fidelity Low-Priced Stock Fund	1,003,354	-	-	1,003,354
Fidelity Diversified Int’l Fund	963,956	-	-	963,956
Fidelity Freedom 2010 Fund	646,896	-	-	646,896
Cohen & Steers Realty Shares, Inc.	539,538	-	-	539,538
Spartan Extended Market Index Fund Investor Class	399,671	-	-	399,671
Fidelity Freedom 2045 Fund	386,236	-	-	386,236
Vanguard Small Cap Index Fund Investor Shares	372,695	-	-	372,695
Fidelity Income Freedom	264,895	-	-	264,895
Spartan International Index Fund Investor Class	217,949	-	-	217,949
Fidelity Freedom 2050 Fund	106,420	-	-	106,420
Fidelity Freedom 2005 Fund	75,291	-	-	75,291
Participant loans	-	-	1,658,765	1,658,765
Total assets at fair value	$58,513,216	$14,250,303	$1,658,765	$74,422,284

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common/Collective Trust:
Managed Income Portfolio	$-	$-	$3,519,594	$3,519,594
Fidelity Stable Value Fund	-	-	2,002,935	2,002,935
Mutual Funds:
PIMCO Total Return Fund Administrative Class	3,104,879	-	-	3,104,879
American Funds Growth Fund of America Class R4	2,059,556	-	-	2,059,556
Victory Special Value Fund Class A	1,863,846	-	-	1,863,846
L-1 Stock Fund	1,774,681	-	-	1,774,681
Fidelity Fund	1,722,226	-	-	1,722,226
Wells Fargo Advantage Small Cap Value Fund	1,646,521	-	-	1,646,521
Fidelity International Discovery Fund	1,478,136	-	-	1,478,136
Spartan 500 Index Fund Class	1,388,655	-	-	1,388,655
Fidelity Freedom 2015 Fund	1,162,077	-	-	1,162,077
Fidelity Freedom 2020 Fund	940,132	-	-	940,132
Fidelity Freedom 2025 Fund	896,279	-	-	896,279
Fidelity Freedom 2030 Fund	890,900	-	-	890,900
Allianz NFJ Dividend Value Fund Administrative Class	860,896	-	-	860,896
Fidelity Emerging Markets Fund	623,727	-	-	623,727
Fidelity Diversified Int’l Fund	529,485	-	-	529,485
Fidelity Freedom 2040 Fund	519,049	-	-	519,049
Fidelity Low-Priced Stock Fund	451,339	-	-	451,339
Fidelity Select Energy Portfolio	388,053	-	-	388,053
Fidelity Contra fund	334,025	-	-	334,025
Fidelity Freedom 2035 Fund	321,521	-	-	321,521
PIMCO Real Return Fund	271,258	-	-	271,258
Fidelity Capital & Income Fund	256,923	-	-	256,923
Spartan Extended Market Index Fund Investor Class	212,479	-	-	212,479
Vanguard Small Cap Index Fund Investor Shares	211,853	-	-	211,853
Fidelity Freedom 2010 Fund	202,668	-	-	202,668
Cohen & Steers Realty Shares, Inc.	186,189	-	-	186,189
Fidelity Freedom 2045 Fund	86,878	-	-	86,878
Fidelity Income Freedom	85,319	-	-	85,319
Spartan International Index Fund Investor Class	77,823	-	-	77,823
Fidelity Freedom 2005 Fund	35,405	-	-	35,405
Fidelity Freedom 2050 Fund	25,648	-	-	25,648
Participant loans	-	-	918,033	918,033
Total assets at fair value	$24,608,426	$-	$6,440,562	$31,048,988

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	Level 3 Assets
	Year Ended December 31, 2009
	Common/Collective Trust	Participant loans
Balance, beginning of year	$5,522,529	$918,033
Transfers	(5,522,529)	-
Purchases, sales, issuances and settlements (net)	-	740,732
Balance, end of year	$-	$1,658,765

4. FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVELENT)

The following table sets forth additional disclosures of Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2009:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Managed Income Portfolio (a)	$7,318,124	$0	Daily	None
Fidelity Stable Value Fund (a)	$1,350,779	$0	Daily	None
L-1 Stock Fund (b)	$5,581,400	$0	Daily	None

(a)	See note 5
(b)	See note 1

5. COMMON / COLLECTIVE TRUSTS

The Plan invests in the Fidelity Managed Income Portfolio and Stable Value Funds, which are stable value funds that are common collective trusts.  They are commingled pools of the Fidelity Group Trust for Employee Benefit Plans and are managed by Fidelity.  The Fidelity Managed Income Portfolio and the Fidelity Stable Value Fund are generally comprised of the same underlying investments and have similar operating characteristics.

The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Funds’ constant net asset value (NAV) of $1 per unit.  Distribution to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.  It is the policy of the Funds to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Funds will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Funds, plus earnings, less participant withdrawals and administrative expenses.  The Funds impose certain restrictions on the Plan, and the Funds themselves may be subject to circumstances that impact their ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

In accordance with ASC 962 “Plan Accounting – Defined Contribution Pension Plans” (formerly FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans), the stable value funds are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statement of changes in nets assets available for benefits is presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.  The average yields for the Fidelity Stable Value Portfolio as of December 31 are as follows:

	2009	2008
Based on annualized earnings (1)	2.70%	3.42%
Based on interest rate credited to participants (2)	1.35%	2.83%

The average yields for the Fidelity Managed Income Portfolio as of December 31 are as follows:

	2009	2008
Based on annualized earnings (1)	3.16%	3.57%
Based on interest rate credited to participants (2)	1.20%	3.04%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

6. PARTY-IN-INTERST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Participant loans also qualify as party-in-interest transactions.

The Company funds the employer match for the Plan in common stock through registered shares to the L-1 Stock Fund. Fidelity Management Trust Company is the record keeper and trustee for this fund.

7. TAX STATUS

The Company has adopted a standardized prototype plan, and the Internal Revenue Service has issued an opinion letter, dated October 9, 2003, stating that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The adopted Plan has been amended since the date of the letter, however, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

8. PROHIBITED TRANSACTIONS

During the 2009 and 2008 plan years, the Plan sponsor inadvertently failed to deposit approximately $0.3 million and $0.8 million, respectively, of participant deferrals within the required time frame (several days) as stated by the United States Department of Labor (DOL).  The United States Department of Labor considers the late deposits to be a prohibited transaction.  The Plan sponsor will file Form 5330 and pay the applicable excise tax.  The excise tax payments, which are expected to be less than $100, will be made from the Plan sponsor assets and not from the assets of the Plan.

9. SUBSEQUENT EVENT

The Plan has evaluated subsequent events through the date the financial statements were issued.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, for the respective years:

	For the years ended December 31,
	2009	2008
Net assets available for benefits per the financial statements	$75,143,146	$31,550,016
Less: Employer contributions receivable per financial statements	-	(186,353)
Less: Employee contributions receivable per financial statements	-	(69,894)
Less: Adjustment from fair value to contract value per financial statements	(136,028)	(244,781)
Net assets available for benefits per the Form 5500	$75,007,118	$31,048,988

The following is a reconciliation of participant contributions per the financial statements to the Form 5500:

For the year ended
December 31,
2009
Participant contributions per the financial statements:	$8,324,998
Add: 2008 participant contribution receivable per financial statements	69,894
Participant contributions per the Form 5500	$8,394,892

The following is a reconciliation of employer contributions per the financial statements to the Form 5500:

For the year ended
December 31,
2009
Employer contributions per the financial statements:	$3,889,845
Add: 2008 employer contribution receivable per financial statements	186,353
Employer contributions per the Form 5500	$4,076,198

The following is a reconciliation of investment income per the financial statements to the Form 5500:
For the year ended
December 31,
2009
Total investment income per the financial statements:	$14,688,113
Add: Adjustment from fair value to contact value for interest in common/collective trust	108,754
Total investment income per the Form 5500	$14,796,867

11. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. During the year ended December 31, 2009 and 2008, the fair value of investments appreciated (depreciated) by $13,396,639 and ($11,917,465), respectively, due to market volatility related to economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

L-1 Identity Solutions, Inc. 401(k) Plan
EIN: 04-3320515
Form 5500, Schedule H, Part IV, Item 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

See Independent Auditor's Report

		December 31, 2009
			Fair
Description of Asset		Shares	Value

*	Managed Income Portfolio	7,454,206	$7,318,124
*	Fidelity Stable Value Fund	1,350,779	1,350,779
	PIMCO Total Return Fund Administrative Class	547,083	5,908,494
*	L-1 Stock Fund	997,076	5,581,400
*	Fidelity International Discovery Fund	166,253	5,045,767
	Victory Special Value Fund Class A	349,443	4,734,957
	Wells Fargo Advantage Small Cap Value Fund	158,257	4,341,003
	American Funds Growth Fund of America Class R4	158,848	4,306,358
*	Fidelity Fund	139,094	3,941,928
*	Spartan 500 Index Fund Investor Class	85,184	3,358,811
	Allianz NFJ Dividend Value Fund Administrative Class	276,133	2,891,114
*	Fidelity Contra fund	48,435	2,822,799
*	Fidelity Emerging Markets Fund	119,902	2,710,994
*	Fidelity Freedom 2015 Fund	209,873	2,186,874
*	Fidelity Freedom 2020 Fund	159,298	1,999,189
*	Fidelity Freedom 2025 Fund	164,746	1,711,715
*	Fidelity Freedom 2030 Fund	134,711	1,669,071
*	Fidelity Select Energy Portfolio	32,945	1,454,508
*	Fidelity Freedom 2040 Fund	169,069	1,210,537
*	Fidelity Freedom 2035 Fund	112,368	1,152,899
	PIMCO Real Return Fund Administrative Class	100,267	1,081,878
*	Fidelity Capital & Income Fund	116,870	1,007,419
*	Fidelity Low-Priced Stock Fund	31,414	1,003,354
*	Fidelity Diversified International Fund	34,427	963,956
*	Fidelity Freedom 2010 Fund	51,710	646,896
	Cohen & Steers Realty Shares, Inc.	11,465	539,538
*	Spartan Extended Market Index Fund Investor Class	13,147	399,671
*	Fidelity Freedom 2045 Fund	45,601	386,236
	Vanguard Small Cap Index Fund Investor Shares	13,557	372,695
*	Fidelity Income Freedom	24,664	264,895
*	Spartan International Index Fund Investor Class	6,516	217,949
*	Fidelity Freedom 2050 Fund	12,745	106,420
*	Fidelity Freedom 2005 Fund	7,506	75,291
*	Participant Loans (4.25% to 10.25%)		1,658,765

			$74,422,284

 *  Represents a party-in-interest to the Plan.

L-1 Identity Solutions, Inc. 401(k) Plan
EIN: 04-3320515

Form 5500, Schedule H, Part IV, Item 4a - Schedule of Delinquent Participant Contributions

See Independent Auditor's Report

		Contributions	Contributions	Total fully
	Contributions	corrected outside	pending correction	Corrected under
Plan Year	not corrected	of VFCP	in VFCP	VFCP and PTE 2002-51

2009 (a)	-	281,827	-	-
2008	-	830,862	-	-
2007	-	-	-	420,373

Participant contributions transferred late into the plan:$1,533,062
Total that constitute prohibited non-exempt transactions:$1,533,062

Late participant loan repayments are included.

(a)	2009 transactions were corrected in 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the L-1 Identity Solutions, Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L-1 IDENTITY SOLUTIONS, INC. 401(k) PLAN

By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: June 28, 2010

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Accounting Firm